UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

NATHAN’S FAMOUS, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

632347100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632347100

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 929,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,004,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 632347100

Item 1.	Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the “Initial Filing”) as subsequently amended (as so amended, together with the Initial Filing, the “Schedule 13D”) with regard to the shares of Common Stock, par value $.01 per share (the “Shares”), of Nathan’s Famous, Inc. (the “Issuer” or the “Company”), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at One Jericho Plaza, Jericho, New York 11753.

Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This Amendment No. 12 shall be deemed to add disclosure to Item 3 and amend and restate in its entirety Items 5(a) and 5(b) of the Schedule 13D and amend Item 5(c).

The primary purpose of amending the Schedule 13D is to reflect the change in percentage ownership of Mr. Lorber due primarily to repurchases by the Company of its Common Stock subsequent to October 22, 2009, the date of the last 13-D amendment filed by Mr. Lorber.  In addition, subsequent to October 22, 2009, Options to purchase 22,500 Shares held by Mr. Lorber became exercisable or are exercisable within 60 days of the date hereof and 10,000 restricted Shares granted to Mr. Lorber after October 22, 2009 vested.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Subsequent to October 22, 2009, Options to purchase 22,500 Shares (including options to purchase 12,500 Shares granted subsequent to October 22, 2009) either became exercisable or are exercisable within 60 days of the date hereof and 10,000 restricted Shares granted to Mr. Lorber after October 22, 2009 vested.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5 (a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned Mr. Lorber is based upon 4,460,120 Shares outstanding, which is based upon 4,460,120 Shares outstanding as of June 7, 2013 as reported in the Issuer’s annual report on Form 10-K for the year ended March 31,2013, filed with the Securities and Exchange Commission on June 14,2013.

As of the close of business on July 1, 2013, Mr. Lorber beneficially owns 1,004,100 Shares, representing 22.3% of the issued and outstanding Shares, which includes (a) options exercisable within 60 days to purchase an aggregate of 37,500 Shares and (b) 75,000 Shares owned by the Howard M. Lorber Irrevocable Trust (“Trust”).  Mr. Lorber disclaims beneficial ownership of the Shares owned by the Trust.  The foregoing does not include options to purchase 12,500 Shares that are not exercisable within the next 60 days and 40,000 restricted Shares owned by Mr. Lorber, the rights to which have not yet vested.

Item 5(b) is hereby amended and restated as follows:

Mr. Lorber has sole power to dispose or direct the disposition of 929,100 Shares beneficially owned directly by him, which amount does not include the 75,000 shares owned by the Trust.  Mr. Lorber has sole power to vote or direct the vote of 929,100 Shares beneficially owned directly by him, including the 37,500 Shares underlying the exercisable options owned by him, which Shares are not yet issued and entitled to vote.  Mr. Lorber does not have the right to vote the 75,000 shares beneficially owned by the Trust.

Item 5(c) is hereby amended to add the following:

Since October 22, 2009, Mr. Lorber acquired 10,000 Shares due to the vesting of restricted stock granted to Mr. Lorber after October 22, 2009 and options to purchase 22,500 Shares (including options to purchase 12,500 Shares granted subsequent to October 22, 2009) became exercisable within 60 days of the date hereof.

CUSIP NO. 632347100

Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

July 10, 2013
Date

/s/ Howard M. Lorber
Signature

Howard M. Lorber
Name/Title: Executive Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).